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CRAWFORD & COMPANY (Registrant)
5620 Glenridge Dr. NE
Atlanta, GA 30342

October 28, 2005

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Mr. Oscar M. Young, Jr., Senior Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CRAWFORD & COMPANY
    FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
    FILED MARCH 15, 2005
    FILE NO. 001-10356

Dear Mr. Rosenberg and Mr. Young:

This letter sets forth the responses of Crawford & Company (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated September 26, 2005 ("Comment Letter") pertaining to our Form 10-K for the year ended December 31, 2004. We have repeated below each of the staff's comments from the Comment Letter, with the Company's response to each comment immediately following.

EXHIBIT 13.1 - PORTIONS OF THE REGISTRANT'S ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1. Please tell us how your presentation of "operating earnings," which excludes net corporate interest and income taxes (apparently, recurring items), complies with Item 10(e) of Regulation S-K. In doing so, please address Answers 8 and 21 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." In this regard, while reporting consolidated "operating earnings" may be necessary to provide the reconciliation of segment "operating earnings" required by paragraph 32(b) of SFAS 131, it does not appear appropriate to present and discuss consolidated "operating earnings" as a measure that would be useful to investors in evaluating your consolidated results of operations.
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     COMPANY'S RESPONSE:

     We agree that net corporate interest expense and income tax expense are recurring items for our company. However, we also recognize that Earnings Before Interest and Taxes (EBIT) is a common non-GAAP financial measure used by many public companies. Item 10(e)(1)ii(A) of Regulation S-K specifically permits EBIT as a non-GAAP liquidity measure because of its wide and recognized existing use. While we do not specifically describe our operating earnings as a measure of liquidity, we believe that EBIT is commonly used as a measure of financial performance as well. As discussed in Answer 15 to the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," we provide a reconciliation between our operating earnings and GAAP net income.

     Answer 8 to the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" contains five items that need disclosure in order for a non-GAAP measure to not be misleading:

     1) the manner in which management uses the non-GAAP measure to conduct or evaluate its business

     In the section of our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") preceding the required reconciliation between operating earnings (non-GAAP) and net income on a GAAP basis, we will enhance the initial references to operating earnings as follows: "Operating Earnings is a key performance measure our senior management and chief decision maker use to evaluate the operating performance of our business, set incentive compensation targets, and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate our operating performance using the same criteria our management uses."

     2) the economic substance behind management's decision to use such a measure

     We do not believe net income would be as useful a measure to investors in assessing our operating performance. In our MD&A, we will add the following disclosure: "Net corporate interest expense results from capital structure decisions made by us, and income taxes are based on statutory rates in effect in each of the locations where we provide services and vary throughout the world. Neither of these costs relates directly to the performance of our services and are
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     therefore excluded in order to accurately assess the results of our operating activities on a consistent basis. Special credits and charges represent nonrecurring events that are not considered part of our operating earnings since they historically have not impacted our performance and are not expected to impact our performance within the next two years."

     3) the material limitations associated with the use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure

     We know of no material limitations associated with the use of operating earnings as a key financial measure. We provide separate MD&A for the items excluded from our operating earnings so that we can provide a focused discussion on our core operating performance. The special credits and charges have caused fluctuations in our GAAP net income that are not reflective of our continuing, core operations. We believe it would be materially misleading to base MD&A on GAAP net income because it would not properly identify and isolate these non-operating items from our core operating performance. For instance, with the exception of 2003, net income under GAAP for the last five years (2000 through 2004) has shown little change. However, our operating earnings have declined steadily with the slight exception in 2004. MD&A focused on our operating earnings provides a clearer understanding of the declining profitability within our core business operations.

     4) the manner in which management compensates for these limitations when using the non-GAAP financial measure

     In our MD&A, we explain that our consolidated operations are discussed and analyzed by separately discussing operating earnings from the components of net income that are not considered part of operating earnings. However, our MD&A does effectively discuss and analyze all components of our GAAP net income.

     5) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors

     In addition to our answers to questions number 2 and 3 above, in our MD&A we will clarify the presentation so that the reader better understands how we evaluate our consolidated operations by segregating our operating earnings from the other components of consolidated net income. Discussion of our
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     operating earnings is most informative by addressing the operating earnings of our two reportable segments separately since our operating earnings are attributed to these two segments. The components of our consolidated net income not included in operating earnings (net corporate interest expense, income taxes, special charges/credits) are addressed separately.

     In order to better organize the overall presentation of our discussion and analysis of consolidated operations in future filings, we intend to move the MD&A for "Special Credits and Charges, Net Corporate Interest Expense, and Income Taxes" to the section of the MD&A immediately preceding the discussion and analysis of our two segments' operating results. It should be clearer to the reader that we have addressed our consolidated operations using an appropriately organized discussion and analysis. We will also explain more clearly why management removes net corporate interest expense and income taxes from operating earnings. We believe this enhanced MD&A will better comply with Item 10(e)(1)(i)(C) of Regulation S-K and with Answers 8 and 21 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, particularly the "burden of proof" requirement. We will make these enhancements to our MD&A beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. (See Attachment A to this letter for our planned description and placement of these MD&A enhancements).

2. We noted that you disclosed "revenue" that does not agree to your statements of operations and that your discussion of revenue was based on "revenues before reimbursements." While we note that you discuss reimbursements elsewhere, it is unclear why you do not provide a separate discussion of revenue that addresses all amounts included in "total revenues" on your statements of operations. As such, please tell us how your discussion of revenue complies with Item 303(a)(3)(i) of Regulation S-K or provide us a discussion that would comply with it.

     COMPANY'S RESPONSE:

     In the normal course of conducting our business, we often directly pay for certain out-of-pocket expenses that will later be reimbursed to us by our clients under the terms of our agreements with these clients. As such, we do not "earn" such reimbursements since we consider them to be "pass through"
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     expenses without mark-up. Prior to 2002, we did not include reimbursed out-of-pocket expenses in our consolidated revenues or expenses.

     However, in November 2001, EITF 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred" was issued. Under certain circumstances, EITF 01-14 requires reimbursed out-of-pocket expenses to be reported as revenues and expenses in the statement of income. Our consolidated financial statements reflect our adoption of EITF 01-14. We report these reimbursed expenses as a component of revenue and as a separate component of costs and expenses. These amounts offset one another in our Consolidated Statements of Income with no net impact to our net income.

     However, for purposes of MD&A we do not believe it would be informative to discuss and analyze our operations by "grossing up" our earned revenues for these "pass through" reimbursements. We note in numerous places within our MD&A that "revenue amounts exclude reimbursements for out-of-pocket expenses" and "expense amounts exclude reimbursed out-of-pocket expenses."
     Item 303(a)(3)(i) of Regulation S-K states in part, "...describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations." Since these expense reimbursements are passed through and have no impact on our net income or operating earnings, we do not believe a separate discussion of "total revenue" is necessary in order to understand our operating results. We believe that we are in compliance with Regulation S-K.

     However, we will amend our future MD&A to ensure that the discussions and analysis of revenues and expenses inform the reader when reimbursed expenses are excluded from a specific discussion or analysis of revenues or expenses. In addition, we will clarify the disclosure in our MD&A relating to revenues by renaming the existing "Revenues" caption "Revenues before Reimbursements" and adding a new discussion covering "Reimbursements included in total revenues." On the table appearing on page 20 of MD&A in our Annual Report on Form 10-K for the year ended December 31, 2004, we will add a reconciliation for the 2005 table that reconciles "Revenues before Reimbursements" to total Consolidated Revenues and a similar reconciliation for "Expenses Other than Compensation and Fringe Benefits." We will make these enhancements to our MD&A beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005. (See Attachment A to this letter for these planned MD&A enhancements).
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October 28, 2005
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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

3. Please tell us how your inclusion of tax benefit from exercise of stock options in comprehensive income complies with SFAS 130, as paragraphs 8 and 9 appear to indicate that investments by owners should not be included.

     COMPANY'S RESPONSE:

     We agree with your comments and references to SFAS 130, "Reporting Comprehensive Income," paragraphs 8 and 9. These tax benefits from exercises of stock options originated from equity transactions with owners of the Company's common stock, and as such should be reported as activity within Additional Paid-In Capital in our Consolidated Statements of Share-holders' Investment and Consolidated Balance Sheets. This represents only a classification issue between Other Comprehensive Income (Loss) and Additional Paid-In Capital within shareholders' investment, and has no net impact on our consolidated shareholders' investment, assets, liabilities, revenues, expenses, net income or earnings per share at December 31, 2004, or in the financial statements of any period presented in our Annual Report on Form 10-K for the year ended December 31, 2004.

     We plan to adopt SFAS 154, "Accounting Changes and Error Corrections," at the beginning of 2006. However, we understand that SFAS 154 carries forward the existing provisions of APB Opinion No. 20, "Accounting Changes," SFAS 3, "Reporting Accounting Changes in Interim Financial Statements," and paragraph 26 of APB Opinion No. 9, "Reporting the Results of Operations," that are related to the reporting and disclosure of a correction of an error. We believe the reclassification needed in our Consolidated Statements of Shareholders' Investment and Consolidated Balance Sheets meets the definition of an error since it is a mistake in the application of an accounting principle (paragraphs 16 and 17 of APB 25, "Accounting for Stock Issued to Employees," as amended by paragraph 288(g) of SFAS 109).

     Since this reclassification has no impact on the current or any prior periods' net income or retained earnings, only the Consolidated Statements of Shareholders' Investment and Consolidated Balance Sheets and related footnote are impacted.

     The reclassification of $4.165 million represents only 2.1%, 2.4%, and 2.6% of the Company's consolidated shareholders' investment at December 31,
     2004, 2003, and 2002, respectively. As noted, this misclassification has no net impact
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     on shareholders' investment. Qualitatively, we do not believe the impact of the error on our 2002 consolidated comprehensive loss, when considered with the offsetting impact in our additional paid-in capital, would influence a reasonable shareholder or investor in deciding whether to purchase or sell the Company's securities or has significantly altered the total mix of information available. In addition, security analyst reports covering the Company's common stock do not reference comprehensive income or loss in any discussion or analysis of the Company's results of operations, financial position, or cash flows. Comprehensive income (loss) is not a financial metric that we include in our quarterly earnings releases or conference calls with analysts. We note that most companies present comprehensive income (loss) in the statement of changes in equity, not as part of the statement of operations as the FASB encouraged.

     Based on the nature of the error, and our opinion that it is both quantitatively and qualitatively immaterial, we do not believe any amended filings are needed for the financial statements and related footnotes contained in any Form 10-Q or Form 10-K previously filed by us with the Commission for periods in 2005, 2004, 2003, or 2002. We believe the prior period adjustment and disclosure provisions provided by the authoritative guidance cited above are appropriate for correction of this error.

     We will correct this error as follows:

     i) In our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005,

          a) the Shareholders' Investment section of our Condensed Consolidated Balance Sheets for September 30, 2005 and December 31, 2004 will reflect the reclassification of the $4.165 million tax benefit from Other Comprehensive Income (Loss) to Additional Paid-in Capital.

          b) in the specific footnote to the Condensed Consolidated Financial Statements that discloses Comprehensive Income (Loss) for the periods presented, we will disclose that a prior period adjustment has been made to Accumulated Comprehensive Income
               (Loss) in the current period and make reference to Note 1 for a detailed explanation.

          c) we will provide appropriate disclosure of this correction in Note 1, Basis of Presentation, to the Condensed Consolidated Financial
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          d)   Statements (See Attachment B to this letter for a copy of the disclosure).

     ii) In our Annual Report on Form 10-K for the year ended December 31, 2005,

          a) the Shareholders' Investment section of our comparative Consolidated Balance Sheet for December 31, 2004 will reflect the reclassification of the $4.165 million tax benefit from Other Comprehensive Income (Loss) to Additional Paid-in Capital.

          b) the comparative Consolidated Statements of Shareholders' Investment at December 31, 2005, 2004, and 2003 will reflect the reclassification of the $4.165 million tax benefit from Other Comprehensive Income (Loss) to Additional Paid-in Capital.

          c) the Comprehensive Income (Loss) section of Note 1, Major Accounting and Reporting Policies, to the Consolidated Financial Statements will exclude the $4.165 million tax benefit as a component of "Total accumulated other comprehensive loss" at December 31, 2005, 2004, and 2003.

          d) we will update and amend our policy for Accounting for Stock-Based Compensation in Note 1, Major Accounting and Reporting Policies, to the Consolidated Financial Statements to include the accounting and reporting treatment for tax benefits from the exercise of stock options (See Attachment C to this letter for a copy of the policy amendment).

          e) we will provide appropriate disclosure of this correction in the Notes to Consolidated Financial Statements (See Attachment C to this letter for a copy of this disclosure).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   MAJOR ACCOUNTING AND REPORTING POLICIES - CAPITALIZED SOFTWARE

4. Please tell us how your policy complies with SOP 98-1, in terms of the stages during which you capitalized these costs and the types of costs being capitalized.

     COMPANY'S RESPONSE:

     Our capitalized software reflects costs related to internally developed or purchased software that is for our own internal use. We capitalize certain
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     qualified costs incurred to internally develop or purchase computer software that are specifically identifiable, have determinable lives, and have probable future economic benefits and, therefore, meet the characteristics of an asset.

     We use the guidance of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

     For internally developed software, we use both our own employees as well as the services of external vendors and independent contractors. The activities performed during the preliminary project stage are analogous to research and development, and therefore these costs are expensed as incurred. After the preliminary project stage is complete, we make a decision concerning the probability that the project can be completed and that the software will be used to perform the functions intended. If the results of this decision are favorable, management will authorize and commit funding of the software project. If we determine that the software can provide future economic benefits, we identify and isolate certain authorized costs incurred during the application development stage that should be capitalized.

     Our internal controls and reporting processes are designed to ensure that we only capitalize efforts and costs that are permitted for capitalization during the application development stage. These costs include: designing the chosen path, including software configuration and software interfaces; coding and programming the software; installing the software into the hardware; and testing the programming and coding.

     More specifically, most of the costs that we capitalize during the application development stage come from two sources: internal payroll related costs and external costs for the purchase of software materials and services. We believe the interest cost incurred while developing internal use computer software is immaterial and would not justify the record keeping costs of tracking any capitalizable interest.

     Costs incurred during the post-implementation stage, such as training costs and maintenance activities, are expensed as incurred. If additional costs are subsequently incurred to enhance the capabilities of the capitalized software, these additional enhancement costs are also capitalized.

     In our Annual Report on Form 10-K for the year ended December 31, 2005,
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     in the Notes to Consolidated Financial Statements under Note 1, Major
     Accounting and Reporting Policies, related to Capitalized Software, we will enhance our disclosure as follows:

     "Capitalized software reflects costs related to internally developed or purchased software used internally by the Company that has future economic benefits. Only internal and external costs incurred during the application stage of development are capitalized in accordance with SOP 98-1, "Accounting for Computer Software Developed or Obtained for Internal Use." Costs incurred during the preliminary project and post implementation stages, including training and maintenance costs, are expensed as incurred. The majority of these capitalized software costs consists of internal payroll costs and external payments for software purchases and related services. These capitalized computer software costs are amortized over periods ranging from three to ten years, depending on the estimated life of each software application. At least annually, we evaluate capitalized software for impairment in accordance with SFAS 144, 'Accounting for Impairment of Long-Lived Assets.' Amortization expense for capitalized software was $5,920,000, $4,931,000, and $4,226,000 for 2004, 2003, and
     2002, respectively."

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

5. We noted that you maintain an allowance for doubtful accounts for estimated losses resulting primarily from adjustments that clients may make to invoiced amounts. Please tell us why adjustments would be made by your clients and whether they should be (and are) accounted for as reductions to revenue. In addition, please tell us whether you have a reasonable basis to make these estimates and whether the revenue you have recognized is fixed and determinable, as contemplated by SAB 104.

     COMPANY'S RESPONSE:

     We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments as well as adjustments clients may negotiate for invoiced amounts. Losses resulting from the inability of our clients to make required payments are accounted for as bad debt expense, while adjustments to our invoices made by our clients are accounted for as reductions to revenues. For the years ended December 31, 2004 and 2003, our adjustments to revenues associated with service-related client issues totaled $7.5 million and $8.8 million, respectively. Bad debt
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     expense recorded for the years ended December 31, 2004 and 2003 totaled
     $3.9 million and $3.1 million, respectively.

     We will make partial amendments to Note 1, Major Accounting and Reporting Policies, under the heading, "Accounts Receivable and Allowance for Doubtful Accounts," in our Annual Report on Form 10-K for the year ended December 31, 2005 as follows:

     "...The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of clients to make required payments and adjustments clients may make to invoiced amounts. Losses resulting from the inability of clients to make required payments are accounted for as bad debt expense, while adjustments to our invoices made by our clients are accounted for as reductions to revenues...For the years ended December 31, 2004 and 2003, our adjustments to revenues associated with service-related client disputes totaled $7.5 million and $8.8 million, respectively. Bad debt expense recorded for the years ended December 31, 2004 and 2003 totaled $3.9 million and $3.1 million, respectively."

     We believe our recognized revenue, net of the allowances, meets the fixed or determinable requirements within SAB 104. Most of our revenues originate from services provided by us to clients under contractual agreements, which typically include pricing based on predetermined flat-rate fees for the services we perform. These agreements usually cover such items as the specific services to be performed by us, the pricing arrangements, and billing practices to be followed. Our internal controls and billing procedures allow us to determine when we have rendered the services, including client acceptance, so revenue recognition can take place under the terms of the client agreements at the culmination of the earnings process. Our clients are bound by these agreements. However, we recognize that clients on occasion will seek billing adjustments that may or may not have merit based on the client agreements, or on our performance of the agreed-upon services. Depending on the client relationship, we sometimes grant adjustments that are of a goodwill nature, or are designed to economically or timely resolve a specific client relationship or billing issue.
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     We believe that we reasonably estimate and make adequate provisions for these client invoice adjustments at the time the related revenues are initially earned and recognized. We use sufficient historical company-specific data to estimate these adjustments, and we believe that such data are indicative of future results.

SELF-INSURED RISKS

6. Please tell us how discounting your provision for claims under your self-insured program complies with GAAP, by citing specific literature (by pronouncement and paragraph).

     COMPANY'S RESPONSE:

     Crawford & Company self-insures certain insurable risks, including professional liability, employee medical and disability, workers' compensation and auto liability. We record a liability for claims incurred under these self-insured programs based on our estimate of the ultimate aggregate exposure. We discount the liabilities for claims incurred under our self-insured workers' compensation and employee disability programs, due to the relatively long average duration of these liabilities, but do not discount the liabilities for claims incurred under our self-insured professional liability, employee medical and auto liability programs, due to the relatively short average duration of these liabilities.

     The liabilities we record for claims incurred under our self-insured professional liability and workers' compensation programs, and the related payment patterns, are validated by an independent, qualified actuary. These liabilities comprised approximately 90% of the Company's aggregate self-insured liability at December 31, 2004, and were recorded at our best estimate of the loss within the possible range of loss determined by the actuary. As previously noted, the liability for professional liability claims was not discounted, while the liability for workers' compensation claims was discounted at the estimated risk-free rate at December 31, 2004.

     We also discount our liability for long-term disability claims related to certain employees of the Company. We are generally fully insured for employee
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     disability claims; however, the Company retained the liability for thirteen disabled employees. Both the amount and timing of the cash outflows related to these claims are fixed or reliably determinable on an individual claim basis. The difference between the undiscounted and discounted present value of this liability was less than $50,000 at December 31, 2004. All other liabilities recorded under the Company's self-insured programs are undiscounted.

     In a speech before the 1994 Twenty-First Annual National Conference on Current SEC Developments, Jeffery A. Swormstedt, Professional Accounting Fellow, Current Accounting Projects, Office of the Chief Accountant, U.S. Securities and Exchange Commission, addressed the issue of discounting of liabilities which are not addressed specifically in the accounting literature, such as self-insurance reserves, as follows:

     "In measuring uninsured liabilities and other liabilities, the staff often is asked about discounting. When is it appropriate to discount and at what rates? In trying to answer these two questions, I will address only the discounting of liabilities that are not addressed specifically in the accounting literature...

     Generally, the staff has permitted the discounting of liabilities in situations where both the timing and amounts of future cash outflows are fixed or reliably determinable. However, the staff has seen a variety of theories for selecting a discount rate.

     Accounting Principles Board Opinion 21, Interest on Receivables and Payables (Opinion 21), discusses the imputation of interest on a note exchanged for cash, property, goods, or services. The principle underlying Opinion 21 is that the amount recorded for a note exchanged should be based on fair values.

     Paragraph 12 of Opinion 21 states in part that "...the note, the sales price, and the cost of the property, goods or service exchanged for the note should be recorded at the fair value of the property, goods or services, or at an amount that reasonably approximates the fair value of the note, whichever is more clearly determinable."

     Many of the liabilities being discounted in practice, however, do not arise as a result of an exchange per se; rather, such liabilities arise as a result of litigation, claims and other assessments, which must be recognized in accordance with Statement 5. By analogy to Opinion 21, such liabilities should be recorded at their fair value. That is, such liabilities should be recognized at the amount that could be paid currently to settle the liability.
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     The advisory conclusion to Issue 3 in the AICPA Issues Paper, The Use of
     Discounting in Financial Reporting for Monetary Items with Uncertain Terms Other Than Those Covered by Authoritative Literature, states in part that, "Twelve AcSec members and three task force members believe that a settlement rate should be used to determine the present value of future cash flows in the initial recognition of monetary liabilities with uncertain terms. The discount rate should be objectively determinable and the best estimate of the rate at which the monetary liabilities with uncertain terms could be settled or effectively settled..."

     Inasmuch as the objective of discounting a liability is to establish the amount necessary to settle the obligation, the discount rate to be used should be a market settlement rate. However, in the absence of market transactions, the staff recognized that such a settlement rate may not be readily determinable. Accordingly, the staff will not object to discounting liabilities other than Pension and OPEB benefits provided that both the amount and timing of the cash outflows are fixed or reliably determinable and that the discount rate used does not exceed the risk-free rate."

     Although this speech was given back in 1994, we believe that Mr. Swormstedt's discussion regarding discounting of liabilities, including his research citing specific literature (by pronouncement and paragraph), is still relevant today. FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements," issued in February 2000, also supports the use of present values in the measurement of liabilities in paragraphs 75 through 78. Appendix B of that Statement, "Applications of Present Value in FASB Statements and APB Opinions," provides a convenient reference guide to various FASB Statements and APB Opinions dealing with the use of present values in the measurement of assets and liabilities, including the reference to APB Opinion No. 21 cited by Mr. Swormstedt.

     In SAB 62, "Discounting by Property/Casualty Insurance Companies" (Topic
     5N), the SEC staff permits insurance company registrants to discount liabilities related to unpaid claims and claim adjustment expenses if the payment pattern and ultimate cost are fixed or determinable on an individual claim basis, and the discount rate used is reasonable based on the facts and circumstances applicable to the registrant at the time the claims are settled. In SAB 92, "Accounting and Disclosure Relating to Loss Contingencies" (Topic 5Y), the staff permits registrants to discount environmental liabilities if the conditions set forth in

Mr. Jim B. Rosenberg and Mr. Oscar M. Young, Jr.
October 28, 2005
Page 15 of 17


     paragraph 132 of SOP 96-1, "Environmental Remediation Liabilities," are met. Paragraph 132 of SOP 96-1 states in part that, "The measurement of the liability, or of a component of the liability, may be discounted to reflect the time value of money if the aggregate amount of the liability or component and the amount and timing of cash payments for the liability or component are fixed or reliably determinable..." We understand that the staff, in reconsidering certain aspects of SAB 62 relating to the discounting of property and casualty loss reserves by registrants, will not object to discounting of unpaid claims and claims adjustment expenses at rates not to exceed the risk-free rate for government issues having the same approximate maturity as the liabilities being discounted, provided that a qualified actuary opines on the payout patterns of such liabilities.

     We do believe our disclosures related to self-insurance reserves in MD&A and in Note 1 to the Consolidated Financial Statements should be modified. In our MD&A, we state, "We record a liability for claims incurred under these self-insured programs based on our estimate of the ultimate aggregate exposure and discount that liability using an average of published medium-quality corporate bond yields of an appropriate duration." We intend to revise this disclosure in future filings to state, "We record a liability for claims incurred under these self-insured programs based on our estimate of the ultimate aggregate exposure. The liability for claims incurred under our self-insured workers' compensation and employee disability programs is discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insurance liabilities are undiscounted."

     In Note 1, our disclosure currently reads, "Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred and is discounted using an average of published medium-quality corporate bond yields of an appropriate duration." This disclosure will be revised in future filings to read, "Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred. The liability for claims incurred under the Company's self-insured workers' compensation and employee disability programs is discounted at the prevailing risk-free rate for government issues of an appropriate duration. All other self-insurance liabilities are undiscounted."

Mr. Jim B. Rosenberg and Mr. Oscar M. Young, Jr.
October 28, 2005
Page 16 of 17


SEGMENT AND GEOGRAPHIC INFORMATION, PAGE 36

7. As you do not appear to reconcile your segment revenues to the total consolidated revenue reported on your statements of operations, please tell us how you have complied with paragraph 32 of SFAS 131 or provide us a reconciliation that would comply with it.

     COMPANY'S RESPONSE:

     We agree that we need to enhance Note 6, "Segment and Geographic Information," to our Consolidated Financial Statements. Specifically, we need to provide the reconciliation required by paragraph 32(a) of SFAS 131 that reconciles the total of the reportable segments' revenues to the Company's consolidated total revenues. We currently provide this reconciliation for "Revenues Before Reimbursements," but we will amend our SFAS 131 footnote to provide a reconciliation to total Revenue instead of Revenues Before Reimbursements.

     Had we provided the reconciliation for total Revenue by segment in Note 6 to our Consolidated Financial Statements for the year ended December 31, 2004, the amounts disclosed would have been as follows:

                                               International   Consolidated
(in thousands)               U.S. Operations    Operations        Totals
--------------               ---------------   -------------   ------------
2004 Consolidated Revenues       $527,253         $284,409       $811,662
2003 Consolidated Revenues       $520,805         $247,205       $768,010
2002 Consolidated Revenues       $547,280         $210,338       $757,618

The Company's most significant international operations are in the U.K. and Canada.

(in thousands)                  U.K.     Canada     Other      Total
--------------                -------   -------   --------   --------
2004 International Revenues   $90,987   $72,008   $121,414   $284,409
2003 International Revenues   $73,825   $66,569   $106,811   $247,205
2002 International Revenues   $63,395   $60,496   $ 86,447   $210,338

Mr. Jim B. Rosenberg and Mr. Oscar M. Young, Jr.
October 28, 2005
Page 17 of 17


Revenue by market types as of December 31, 2004, 2003, and 2002 are presented below:

(in thousands)                                          2004       2003       2002
--------------                                        --------   --------   --------
Insurance companies, before reimbursements            $233,531   $229,781   $259,090
Self-insured entities, before reimbursements           158,190    167,526    191,278
Class action services, before reimbursements            86,416     74,540     58,366
                                                      --------   --------   --------
Total U.S. revenues, before reimbursements             478,137    471,847    508,734
Total international revenues, before reimbursements    255,430    219,086    190,656
                                                      --------   --------   --------
   Total revenues before reimbursements                733,567    690,933    699,390
Reimbursements                                          78,095     77,077     58,228
                                                      --------   --------   --------
   Total consolidated revenues                        $811,662   $768,010   $757,618
                                                      ========   ========   ========

********************************************************************************

In reference to all responses above, the Company is aware that: it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to your questions. However, if there are any further questions please contact me at (404) 847-4571 or at the address on the record for Crawford & Company.

Sincerely,


/s/ John F. Giblin
-------------------------------------
John F. Giblin
Executive Vice President and
Chief Financial Officer

cc: Mr. Thomas W. Crawford, President and Chief Executive Officer
    Mr. W. Bruce Swain, Jr., Senior VP and Controller (Principal Accounting
       Officer)
    Mr. Robert T. Johnson, Chairman of the Audit Committee of the Board
       of Directors
    Ernst & Young, Atlanta, GA

THE FOLLOWING ATTACHMENTS ARE SUBMITTED WITH CRAWFORD & COMPANY'S (THE REGISTRANT) OCTOBER 28, 2005 RESPONSE TO THE COMMENT LETTER OF SEPTEMBER 26, 2005 FROM THE SECURITIES AND EXCHANGE COMMISSION CONCERNING THE REGISTRANT'S FORM 10-K FOR YEAR ENDED DECEMBER 31, 2004 (FILE NO. 001-10356)

ATTACHMENT A (RELATES TO QUESTIONS 1 AND 2)

********************************************************************************

Planned enhancements to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, and to the Company's Annual Report on Form 10-K for the year ended December 31, 2005:

NOTE: Portions of the Company's MD&A from the Company's Annual Report on Form 10-K for the year ended December 31, 2004 were used to demonstrate this planned enhancement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF CONSOLIDATED OPERATIONS

Consolidated net income was $25,172,000 for 2004 as compared to $7,662,000 in 2003 and $24,512,000 in 2002. Consolidated net income for 2004 included a gain of $5.2 million, net of related income taxes, on the sale of an undeveloped parcel of real estate. Consolidated net income for 2003 included an after-tax payment of $8.0 million under an agreement reached with the U.S. Department of Justice to resolve an investigation into our billing practices. Consolidated net income for 2002 included a payment received from a former vendor in full settlement of a business dispute of $3.8 million, net of related income tax expense.

We evaluate our consolidated operations by segregating our operating earnings from the other components of net income. We define our operating earnings as net income excluding income taxes, net corporate interest expense, and special charges and credits. Operating earnings is a key performance measure our senior management and chief decision maker use to evaluate the operating performance of our business, set incentive compensation targets, and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate our operating performance using the same criteria management uses.

Following is a reconciliation of our consolidated net income on a GAAP (generally accepted accounting principles) basis to our consolidated operating earnings for the years ended December 31, 2004, 2003, 2002, 2001, and 2000:

(in thousands)                        2004      2003      2002      2001      2000
--------------                      -------   -------   -------   -------   -------
Consolidated net income             $25,172   $ 7,662   $24,512   $29,445   $25,348
Add/ (deduct):
   Special (credits) and charges     (8,573)    8,000    (6,000)       --    16,740
   Amortization of goodwill              --        --        --     3,448     3,203
   Net corporate interest expense     3,536     5,414     4,706     4,779     4,476
   Income tax expense                12,251     8,964    14,029    18,356    15,802
                                    -------   -------   -------   -------   -------
Consolidated operating earnings     $32,386   $30,040   $37,247   $56,028   $65,569
                                    =======   =======   =======   =======   =======

Consolidated 2000 net income included a charge related to the write down of the carrying value associated with internal use software formerly under development. Statement of Financial Standard ("SFAS") 142, "Goodwill and Other Intangible Assets ("SFAS 142"), eliminated amortization of goodwill after 2001.

Our operating earnings are evaluated at the segment level for our two reportable segments: U.S. Operations and International Operations. These two reportable segments represent components of our business for which separate financial information is available that is evaluated regularly. Net corporate interest expense and income taxes are recurring components of our net income, but they are not considered part of our operating earnings since they are managed on a corporate-wide basis. Net corporate interest expense results from capital structure decisions made by us, and income taxes are based on statutory rates in effect in each of the locations where we provide services and vary throughout the world. Neither of these costs relates directly to the performance of our services and are therefore excluded in order to accurately assess the results of our operating activities on a consistent basis. Special credits and charges represent nonrecurring events that are not considered part of our operating earnings since they historically have not impacted our performance and are not expected to impact our performance within the next two years. A discussion and analysis of our operating earnings by reportable segment follows the section below on income taxes, net corporate interest expense, and special charges and credits.

INCOME TAXES

Our consolidated effective tax rate may change periodically due to fluctuations in the mix of income earned from our various international operations. Excluding the $8.0 million after-tax charge in 2003 disclosed below, our effective tax rate was 36.4% of pretax income in 2003 and 2002. Our effective tax rate for calendar year 2004 was 37.4%, excluding the tax refund of $1.7 million disclosed below. Taxes on income, including the expected tax refund for 2004, totaled $12.3 million, $9.0 million, and $14.0 million for 2004, 2003, and 2002, respectively. During June 2004, we settled a tax credit refund claim with the Internal Revenue Service and recorded a receivable of $3.5 million, comprised of a tax refund of $1.7 million and associated interest of $1.8 million.

NET CORPORATE INTEREST EXPENSE

Including interest income of $1.8 million associated with the tax refund claim discussed above, net corporate interest expense totaled $3.5 million, $5.4 million, and $4.7 million for 2004, 2003, and 2002, respectively.

SPECIAL CHARGES AND CREDITS

During September 2004, we completed the sale of an undeveloped parcel of real estate. We received net cash of $2.0 million and a $7.6 million first lien mortgage note receivable, at an effective interest rate of approximately 4% per annum, due in its entirety in 270 days. A pretax gain of $8.6 million was recognized on the sale. After reflecting income taxes, this special credit increased 2004 net income by $5.2 million, or $0.11 per share.

During November 2003, we made an after-tax payment of $8.0 million in connection with the settlement of a U.S. Department of Justice investigation. This special charge reduced 2003 net income per share by $0.16.

During the 2002 first quarter, we received a cash payment of $6.0 million from a former vendor in full settlement of a business dispute. This special credit, net of related income tax expense, increased 2002 net income per share by $0.08.

Consolidated 2000 net income included a charge related to the write down of the carrying value associated with internal use software formerly under development.

SEGMENT OPERATING RESULTS

We believe the discussion and analysis of our consolidated operating earnings is more meaningful when presented separately for our U.S. Operations and International Operations. Our reportable segments represent components of our business for which separate financial information is available that is evaluated regularly by our chief decision maker in deciding how to allocate resources and in assessing performance. The individual services listed in the front inside cover of this Annual Report do not represent separate reportable segments. Rather, they describe the various claims administration services performed within our approximately 700 field branches around the world.

In the normal course of our business, we sometimes pay for certain out-of-pocket expenses that are reimbursed to us by our clients. Under Generally Accepted Accounting Principles, these out-of-pocket expense reimbursements are reported as revenues and expenses in our Consolidated Statements of Income. In some of the discussions and analysis that follows, we do not believe it is informative to include the GAAP-required gross up of our revenues and expenses for these reimbursed expenses. The amounts of reimbursed expenses and related revenues offset each other in our consolidated Statements of Income with no net impact to our net income. Except where noted, revenue amounts exclude reimbursements for out-of-pocket expenses. Expense amounts exclude reimbursed out-of-pocket expenses, special credits and charges, net corporate interest expense, and income taxes.

Our discussion and analysis of operating expenses is comprised of two components. Compensation and Fringe Benefits include all compensation, payroll taxes, and benefits provided to our employees which, as a service company, represents our most significant and variable expense. Expenses Other Than Reimbursements, Compensation and Fringe Benefits include office rent and occupancy costs, other office operating expenses, amortization and depreciation.

This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes.

Operating results for our U.S. and international operations were as follows:

                                                                                          % Change
                                                                                       From Prior Year
                                                                                       ---------------
Years Ended December 31                                 2004       2003       2002      2004    2003
-----------------------                               --------   --------   --------   -----   -------
(in thousands)
Revenues:
   U.S., before reimbursements                        $478,137   $471,847   $508,734     1.3%   (7.3%)
   International, before reimbursements                255,430    219,086    190,656    16.6%   14.9%
                                                      --------   --------   --------
      Total revenue before reimbursements              733,567    690,933    699,390     6.2%   (1.2%)
   Reimbursements                                       78,095     77,077     58,228     1.3%   32.4%
                                                      --------   --------   --------
      Total revenue                                   $811,662   $768,010   $757,618     5.7%    1.4%

Compensation & Fringe Benefits:
   U.S                                                $295,152   $292,357   $320,475     1.0%   (8.8%)
   % of Revenues before reimbursements                    61.7%      62.0%      62.9%
   International                                       177,159    152,950    130,886    15.8%   16.9%
   % of Revenues before reimbursements                    69.4%      69.8%      68.6%
                                                      --------   --------   --------
      Total                                           $472,311   $445,307   $451,361     6.1%   (1.3%)
      % of Revenues before reimbursements                 64.4%      64.5%      64.5%

Expenses Other than Compensation & Fringe Benefits:
   U.S., before reimbursements                        $162,185   $156,201   $158,998     3.8%   (1.8%)
   % of Revenues before reimbursements                    33.9%      33.1%      31.3%
   International, before reimbursements                 66,685     59,385     51,784    12.3%   14.7%
   % of Revenues before reimbursements                    26.1%      27.1%      27.2%
                                                      --------   --------   --------
      Total, before reimbursements                    $228,870   $215,586   $210,782     6.2%    2.3%
      % of Revenues before reimbursements                 31.2%      31.2%      30.2%
   Reimbursements                                       78,095     77,077     58,228     1.3%   32.3%
                                                      --------   --------   --------
      Total                                           $306,965   $292,663   $269,010
       % of Total Revenues                                37.8%      38.1%      35.5%

Operating Earnings: (1)
   U.S                                                $ 20,800   $ 23,289   $ 29,261   (10.7%) (20.4%)
   % of Revenues before reimbursements                     4.4%       4.9%       5.8%
   International                                        11,586      6,751      7,986    71.6%  (15.5%)
   % of Revenues before reimbursements                     4.5%       3.1%       4.2%
                                                      --------   --------   --------
      Total                                           $ 32,386   $ 30,040   $ 37,247     7.8%  (19.3%)
      % of Revenues before reimbursements                  4.4%       4.3%       5.3%

(1) Earnings before special credits and charges, net corporate interest expense, and income taxes.

REIMBURSEMENTS INCLUDED IN TOTAL REVENUES

Reimbursements revenue in our international operations increased to $29.0 million in 2004 from $28.1 million in 2003. This increase was due mainly to reimbursements we received from clients related to increased payments we made to external experts associated with handling hurricane claims in the Caribbean region during 2004.

ATTACHMENT B (RELATES TO QUESTION 3)

********************************************************************************

Planned disclosure to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005:

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

During 2002, the Company recorded in Other Comprehensive Income (Loss) a tax benefit of $4.165 million related to exercises of stock options. During the third quarter of 2005, the Company reclassified this $4.165 million tax benefit from Other Accumulated Comprehensive Loss to Additional Paid-In Capital within Shareholders' Investment as required by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." This reclassification, which is a correction of a prior error, had no net impact on the Company's results of operations, financial position, or cash flows. This reclassification has been reflected in the Condensed Consolidated Balance Sheets presented herein for September 30, 2005 and December 31, 2004.

Related to this reclassification, the following prior period adjustments have been made to the Company's Consolidated Statements of Shareholders' Investment and Consolidated Balance Sheets:

                             Additional              Accumulated Other
                          Paid-In Capital            Comprehensive Loss
                     -------------------------   -------------------------
Balance at,          As originally               As originally
(amounts in 000's)      reported     Corrected      reported     Corrected
------------------   -------------   ---------   -------------   ---------
December 31, 2002        $  523        $4,688      $(81,481)     $(85,646)
December 31, 2003           840         5,005       (64,717)      (68,882)
December 31, 2004         1,441         5,606       (56,675)      (60,840)
March 31, 2005            1,673         5,838       (54,691)      (58,856)
June 30, 2005             1,719         5,884       (54,218)      (58,383)

As previously reported in the notes to the Company's consolidated financial statements for the year ended December 31, 2004, the portion of Note 1, Major Accounting and Reporting Policies, related to Other Comprehensive Loss, has been corrected below to reflect this prior period adjustment:

(in  thousands)                                    2004        2003        2002
---------------                                 ---------   ---------   ---------
AS REVISED:

Minimum pension liability                       $(107,281)  $(103,741)  $(113,109)
   Tax benefit on minimum pension liability        39,083      37,761      41,171
                                                ---------   ---------   ---------
Minimum pension liability, net of tax benefit     (68,198)    (65,980)    (71,938)
Cumulative translation adjustment                   7,358      (2,902)    (13,708)
                                                ---------   ---------   ---------
Total accumulated other comprehensive loss      $ (60,840)  $ (68,882)  $ (85,646)
                                                =========   =========   =========

ATTACHMENT C (RELATES TO QUESTION 3)

********************************************************************************

Planned disclosure addition to the Company's Annual Report on Form 10-K for the year ended December 31, 2005:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   MAJOR ACCOUNTING AND REPORTING POLICIES

PRIOR YEAR RECLASSIFICATIONS AND CORRECTIONS

As previously disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, the Company recorded a prior period adjustment during the third quarter of 2005. This prior period adjustment is described below.

During 2002, the Company recorded in Other Comprehensive Loss a tax benefit of $4.165 million related to exercises of stock options. During the third quarter 2005, the Company reclassified this $4.165 million tax benefit from Other Comprehensive Loss to Additional Paid-In Capital within Shareholders' Investment as required by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." This reclassification, which is a correction of a prior error, had no net impact on the Company's results of operations, financial position, or cash flows. This reclassification has been reflected in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Investment presented herein for December 31, 2005 and December 31, 2004.

Related to this reclassification, the following prior period adjustments have been made to the Company's Consolidated Statements of Shareholders' Investment and Consolidated Balance Sheets:

                             Additional              Accumulated Other
                          Paid-In Capital            Comprehensive Loss
                     -------------------------   -------------------------
Balance at,          As originally               As originally
(amounts in 000's)      reported     Corrected      reported     Corrected
------------------   -------------   ---------   -------------   ---------
December 31, 2002        $  523        $4,688      $(81,481)     $(85,646)
December 31, 2003           840         5,005       (64,717)      (68,882)
December 31, 2004         1,441         5,606       (56,675)      (60,840)

As previously reported in the notes to the Company's consolidated financial statements for the year ended December 31, 2004, the portion of Note 1, Major Accounting and Reporting Policies, related to Other Comprehensive Loss, has been revised below to reflect this prior period adjustment:

(in  thousands)                                    2004        2003        2002
---------------                                 ---------   ---------   ---------
AS REVISED:

Minimum pension liability                       $(107,281)  $(103,741)  $(113,109)
   Tax benefit on minimum pension liability        39,083      37,761      41,171
                                                ---------   ---------   ---------
Minimum pension liability, net of tax benefit     (68,198)    (65,980)    (71,938)
Cumulative translation adjustment                   7,358      (2,902)    (13,708)
                                                ---------   ---------   ---------
Total accumulated other comprehensive loss      $ (60,840)  $ (68,882)  $ (85,646)
                                                =========   =========   =========

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock options utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Accordingly, no compensation expense has been recognized for the option plans because the exercise prices of the stock options equal the market prices of the underlying stock on the dates of grant. However, the Company obtains income tax benefits related to certain exercises of non-qualified stock options by the recipients of the options. The Company is usually entitled to a deduction for income tax purposes of the amount that a recipient reports as ordinary income, and the deduction is allowed to the Company in the year in which the amount is included in the gross income of the recipient. Since the Company does not record any compensation expense for its stock options plans under APB 25, no related income tax expense is recognized by the Company for financial reporting purposes. However, since these income tax deductions do reduce the Company's ultimate tax liability, they are added to Additional Paid-In Capital when deducted by the Company for income tax purposes.